U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12-b25

                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                     0-17325

(Check One): []Form 10-K []Form 20-F []Form 11-K [X]Form 10-Q []Form N-SAR
        For Period Ended: June 30, 1999

           [ ] Transition Report on Form 10-K
           [ ] Transition  Report on Form 20-F
           [ ] Transition  Report on Form 11-K
           [ ] Transition  Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I  - REGISTRANT INFORMATION

                 ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
                            Full Name of Registrant


                           Former Name if Applicable

                        16101 La Grande Drive, Suite 100
           Address of Principal Executive Office (Street and Number)

                              Little Rock, AR 72223
                            City, State and Zip Code
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Part II-Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Pat III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject report will be filed on or before the fifth calendar day following the prescribed date.


Part III-Narrative

New CFO/Chief Accounting Officer began less than one week ago and desires more time to review 10-Q.


Part IV-Other Information

1) Name and telephone number of person to contact in regard to this notification

Laura Kleber                 (501)             821-6800
-------------------------------------------------------------
    (Name)                (Area Code)      (Telephone Number)


Date: August 16, 1999


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.




Dated: August 16, 1999             By:/s/Laura Kleber
                                      ---------------------
                                      Laura Kleber
                                      CFO/Chief Accounting Officer
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